                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 3


                    BURNS INTERNATIONAL SERVICES CORPORATION
                            (Name of Subject Company)


                   SECURITAS ACQUISITION CORPORATION (OFFEROR)
                             SECURITAS AB (OFFEROR)
                            (Names of Filing Persons)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   122374-10-1
                      (Cusip Number of Class of Securities)


              THOMAS BERGLUND, PRESIDENT & CHIEF EXECUTIVE OFFICER
                                  SECURITAS AB
                        Lindhagensplan 70, P.O. Box l2307
                           SE-102 28 Stockholm, Sweden
                              Phone: 46-8-657-7400
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)


                                   A COPY TO:
                       DUNNINGTON, BARTHOLOW & MILLER, LLP
                      Attention: Frederick W. London, Esq.
                              Promenade Office Park
                  4165 East Thousand Oaks Boulevard, Suite 101
                         Westlake Village, CA 91362-3810
                                Fax: 805-374-1132





[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------------------------------------------------------------------
CUSIP No. 122374-10-1
      ----------------

--------------------------------------------------------------------------------

   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SECURITAS ACQUISITION CORPORATION (I.R.S. Identification #77-0550034) AND SECURITAS AB

--------------------------------------------------------------------------------

   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)   [_]

            (b)   [_]
--------------------------------------------------------------------------------

   3        SEC USE ONLY
--------------------------------------------------------------------------------

   4        SOURCE OF FUNDS *         BK
--------------------------------------------------------------------------------

   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------

                       7     SOLE VOTING POWER               20,139,508
NUMBER OF
SHARES                 ---------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER                      -
OWNED BY               ---------------------------------------------------------
EACH
REPORTING              9     SOLE DISPOSITIVE POWER          20,139,508
PERSONAL WITH          ---------------------------------------------------------

                       0     SHARED DISPOSITIVE POWER                 -
--------------------------------------------------------------------------------

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            20,139,508
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            97%
--------------------------------------------------------------------------------

   14       TYPE OF REPORTING PERSON (See Instructions)         CO
--------------------------------------------------------------------------------

------------------
* See Section 10 ("Source and Amount of Funds") of the Offer to Purchase dated August 7, 2000, which is incorporated herein by reference.

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 7, 2000 and as amended August 22, 2000 and August 24, 2000 (the "Schedule TO") by Securitas Acquisition Corporation, a Delaware corporation ("Purchaser"), and Securitas AB, a joint stock company organized under the laws of Sweden ("Securitas"). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding common stock, par value $0.01 per share, including the associated rights to purchase Series A Participating Cumulative Preferred Stock (the "Shares"), of Burns International Services Corporation, a Delaware corporation (the "Company"), at a purchase price of $21.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1) and
(a)(2), respectively. This Amendment No. 3 to the Schedule TO is being filed on behalf of the Purchaser and Securitas.

     This Amendment No. 3 also amends and supplements the Schedule 13D of Purchaser and Securitas originally filed on August 24, 2000.

ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY

     Item 8 is hereby amended and supplemented by adding the following to the end thereof:

     The Offer expired at 12:00 Midnight, New York City time, on Friday, September 1, 2000. Based on information provided by the Depositary, approximately 20,139,508 Shares, including 327,744 Shares tendered pursuant to guaranteed delivery procedures, or 97% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. On September 2, 2000, Securitas issued a press release to such effect. The full text of the press release is filed herewith as Exhibit(a)(7)(ii) and is incorporated by reference herein.

ITEM 12.  EXHIBITS

     Item 12 is hereby amended and supplemented to include the following additional exhibit:

     (a)(7)(ii) Press Release of Securitas, dated September 2, 2000.

ITEM 12.  EXHIBITS

EXHIBIT
------------
*(a)(1)      Offer to Purchase, dated August 7, 2000
*(a)(2)      Letter of Transmittal.
*(a)(3)      Notice of Guaranteed Delivery.
*(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.
*(a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)      Press Release of Securitas, dated August 3, 2000.
*(a)(7)(i)   Press Release of Securitas, dated August 20, 2000.
  (a)(7)(ii) Press Release of Securitas, dated September 2, 2000.
*(a)(8)      Summary Advertisement.
*(b)         Revolving Credit Facility Summary Terms and Conditions, dated as of August 2, 2000, between Securitas,
             Deutsche Bank AG, Deutsche Bank  Luxembourg S.A. and the Banks listed on Schedule I thereto.
*(c)         Not Applicable.
*(d)(1)      Agreement and Plan of Merger, dated as of August 3, 2000, by and between the Company, Securitas and Purchaser.
*(d)(2)      Stockholders Agreement, dated as of August 3, 2000, by and between Purchaser and certain stockholders of the Company.
*(d)(3)      Stock Option Agreement, dated as of August 3, 2000, by and between Securitas and the Company.
*(d)(4)      Confidentiality Agreement, dated September 28, 1998, by and between Securitas and the Company.
*(e)         None.
*(f)         Not Applicable.
*(g)         None.
*(h)         Not Applicable.

_________________
* Previously filed


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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2000

                                       SECURITAS ACQUISITION CORPORATION


                                       By:      /s/ Hakan Winberg
                                                ------------------------------
                                       Name:    Hakan Winberg
                                       Title:   Executive Vice President and
                                                Chief Financial Officer



                                       SECURITAS AB

                                       By:      /s/ Thomas Berglund
                                                ------------------------------
                                       Name:    Thomas Berglund
                                       Title:   President and  Chief
                                                Executive Officer


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